Exhibit 12.1

International Bancshares Corporation

Ratios of Earnings to Fixed Charges and Preferred Dividends

S-3 filing

	September 30, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
	dollars in thousands

Pre-Tax earnings before minority Interest	153,362	177,076	173,930	212,149	176,912	182,554
Fixed Charges
Other Interest	73,928	136,542	156,067	106,660	50,146	43,544
Net rent (1/3)	2,698	3,394	2,609	2,557	2,008	1,641
Excluding interest on deposits	76,626	139,936	158,676	109,217	52,154	45,185
Interest on deposits	107,969	196,798	163,521	100,170	58,456	51,181
Including interest on deposits	184,595	336,734	322,197	209,387	110,610	96,366
Total earnings
Including interest on deposits	337,957	513,810	496,127	421,536	287,522	278,920
Excluding interest on deposits	229,988	317,012	332,606	321,366	229,066	227,739
Ratio of Earnings to Combined Fixed Charges
Including interest on deposits	1.8	1.5	1.5	2.0	2.6	2.9
Excluding interest on deposits	3.0	2.3	2.1	2.9	4.4	5.0